

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2012

Via E-Mail

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> **RE: CVR Energy, Inc.**
> **Schedule TO-T filed February 23, 2012 by IEP Energy LLC, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn**
> **File No. 005-83522**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 10. Financial Statements

1. Please provide us you analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer. We note that the consideration is not solely cash.

Offer to Purchase

General

2.   Please advise how you are complying with the prompt payment requirements in rule 14e-1(c) with respect to the issuance of the CCP. In this respect, please tell us whether the rights that security holders receive would be considered enforceable as of the close of the tender offer under state law.

3.   On a related note, given the uncertainty of the total consideration to be paid to security holders, please provide us your analysis of the offer's compliance with the requirements of Item 1004 of Regulation M-A.

Cover Page

4.   Please revise your cover page to highlight that security holders may only receive the cash consideration payable at the expiration of the tender offer ($30) and consider advising security holders that those persons tendering should assume the possibility that the only consideration they receive is $30 per share.

Summary Term Sheet, page 1

5.   Please tell us whether you are able to quantify the fees and expenses you expect will be incurred in a sale of the company that would result in the payment of the CCP.

Purpose of the Offer, page 25

6.   Please revise the section captioned "The Contingent Cash Payment Agreement" to clarify how the fair market value of consideration in a CCP Transaction would be calculated, as set forth in section 7(c)(v) of the Contingent Cash Payment Agreement.++

Conditions to the Offer, page 29

7.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the "Sale Condition" where you state that you may terminate the offer if the company's current board of directors shall have commenced, prior to the expiration of the offer, "a process reasonably satisfactory to [you] to sell the company, and the company shall have publicly announced that . . . (ii) the company will provide credible potential buyers with the opportunity to provide typical due diligence." In this condition, you have reserved the unilateral control to assert a condition under several circumstances. Therefore, through this condition you have

created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.

8. On a related note, it appears that the aggregation of conditions 2 and 3 at the top of page 30 result in your having control over the assertion of condition 2 and thus create the implication that are conducting an illusory offer. Please revise your disclosure accordingly.

9. We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

10. Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

11. We note your disclosure at the end of this section that in determining whether the minimum condition has been satisfied, you "may" take into account warrants, options or other rights to acquire shares. Please tell us your basis for treating these securities in this manner. We note that your minimum tender condition is defined as "that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions